EXHIBIT 99.1

Emerald Health Therapeutics Releases First Harvest of Premium Cannabis from its 100%-Owned Cultivation Facility in Richmond, BC

Purpose-built facility for organic cannabis production adds to Emerald’s ability to grow and sell its own unique premium-quality cannabis products

Two wholly-owned operations in full production position Emerald for financial growth and sustainability

VANCOUVER, British Columbia, April 06, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has announced that the first shipment of its own unique version of the cannabis strain, Chemdog, from its 100%-owned Richmond facility is now available through the BC Liquor Distribution Board’s online site and will become available in certain licensed cannabis retail stores in British Columbia. Emerald is expecting to receive orders from and ship this product to Alberta, Saskatchewan, and Manitoba in the next few weeks.

Emerald’s version of Chemdog, a sativa-dominant hybrid strain with 19-25% THC and 0-1% CBD, is the first of five unique strains that Emerald is growing and harvesting in its new Richmond, BC, operation. Linked to Nepalese and Thai sativa landraces and crossed by US breeders during the 1970s, Chemdog is a cultivar composed of OG Kush and Sour Diesel. The sticky buds and leaves appear silver from a coating of white trichomes that give off an earthy aroma of citrus and lavender with undertones of pepper and pine.

The design of Emerald’s Richmond growing operation allows access to the generous amount of sunshine in a natural sunbelt, while still being extremely close to key distribution and transportation hubs. The facility consists of two 78,000 square foot purpose-built greenhouses: the first one is fully licensed and now in full production; the second one is about 90% complete and should be completed by year-end. This facility employs the latest in state-of-the-art lighting and growing systems to achieve the greatest possible control and flexibility to optimize yield while also reducing environmental impact. Harvested cannabis is processed using artisanal drying, curing and trimming techniques to produce an authentic cannabis experience for its customers.

The operation is certified by Pro-Cert Organic Systems, an accredited Canadian Food Inspection Agency, to the Canada Organic Regime. The facility is naturally growing cannabis in organic soil, which can be used over many years, is using approved organic pest management tools and fertilizers, and is on the path to produce fully organic cannabis.

Emerald Richmond is rolling out product launches and is prepared to provide ongoing supply with a focus on Western Canada. Emerald will serve most of its eastern Canadian customers, including those in Quebec, from its second wholly-owned premium indoor grow operation, Verdelite, in St. Eustache, QC.

“At Emerald Richmond, our skilled organic growers and operations team set out to grow some of the most challenging but appreciated strains of cannabis and deliver to discerning customers their desired product attributes. With our team’s broad expertise and care, our first harvests of Chemdog and other strains are already meeting these expectations and setting us up for multiple medical and adult-use products,” said Riaz Bandali, President & CEO, Emerald Health Therapeutics.

“Our two wholly-owned specialty facilities were purpose-built to cultivate and process premium cannabis to supply medical, adult use and organic cannabis markets. These facilities will now provide for all of our cannabis input product to serve our focus on advancing cannabis science to develop value-added products. We are already selling an acclaimed high-purity, high-CBD oil and intend to introduce new products in the next quarters. With our Richmond and St. Eustache, Quebec, facilities in full production, we are pleased about our prospect to strongly position Emerald in the premium segment of the market and for the opportunity to directly grow our sales and profit while continuing to hold a significant stake in our large-scale Pure Sunfarms joint venture, which is quickly becoming a market leader in the value segment of the Canadian cannabis market.”

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.